UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

December 19, 2008
To Longleaf Partners Shareholders:
Given the extremes in the market over the last few months, we thought that you might find the following excerpts from some of our recent meetings helpful. The fear in the market has been palpable since October, creating massive volatility and the kind of long-term investing opportunities that Ben Graham described so well. We have dusted off Security Analysis and encourage our investment partners to do the same. It offers a rational approach in this irrational environment.
We are copying Bruce Berkowitz’s clever offer to provide copies of the newest edition of Security Analysis to his investors. We will send a free copy of the sixth edition to the first 500 Longleaf shareholders who request a copy and commit to reading it. To sign up, fill in the information at http://www.longleafpartners.com/about/bookorder.cfm.
Thank you for your tremendous partnership particularly when being a long-term investor feels the worst. As the notes below indicate, we unequivocally believe your patience will be rewarded.
Excerpts from meetings with clients from October — December 2008
Over 33 years we have operated successfully through six bear markets and are now in our seventh. This one is the most severe, the most painful. Conversely, it is the one that has created the most compelling opportunity and should produce the highest returns when the fear subsides. Several observations indicate the extremes affecting the market, and we believe, imply that a bottom was reached in November.
•	The earnings yield of the S&P 500 relative to Treasurys has made equities the most compelling since the mid 1930s (see data on following page.)

•	The annual 10 year return for large company stocks has turned negative — something that has occurred only two other times, in 1938 and 1939, since tracking began in 1926.

•	The VIX, an index measuring expected volatility and therefore fear, hit an all-time high in November.

•	Significant margin calls and capital calls from various types of private funds have caused widespread selling of equities.

•	Advisor sentiment measuring bulls versus bears has fallen to the lowest level in over two decades.

•	The amount of cash being held on the sidelines by individuals has grown to a sum significantly greater than the total market cap of U.S. stocks.

•	Investors have bought Treasurys with no return, an indicator of the fear of other investments.

•	Institutional managers have held high cash balances in spite of acknowledging equities’ undervaluation.

•	Warren Buffett and Prem Watsa, two of the best fundamental investors, have made significant moves into equities.

•	Insider buying at companies has been rampant.
We did not anticipate this decline’s severity or the collateral damage our holdings would experience from the forced liquidations of margined speculators, hedge funds, and leveraged financials. While we did not own the headline disasters such as AIG, Fannie, Freddie, the New York investment banks, regional banks, monoline insurers, the home builders, or real estate businesses, we have been impacted as these companies have deleveraged. Stock prices have also been hurt as forced selling of equities has soared with hedge funds and many mutual funds meeting substantial redemptions as well as private equity funds making capital calls without providing the distributions historically used to fund those calls. Longleaf’s results over the last three months have declined as much or more than the market for several reasons — we did not sell our two very profitable domestic energy holdings when oil peaked in the summer; a few of our companies have some refinancing discomfort in 2009-10; and a handful of our investees have some exposure to a severe economic decline. We have suffered in the short term, understanding the near-term economic challenges to a number of businesses, in order to be long-term owners rewarded for the competitive strength of our holdings over the next five years.
All three Longleaf Funds were closed until 2007 when the International Fund reopened, and 2008 when the Partners Fund reopened. We had closed and held meaningful cash because we could not find qualifying investments at less than 60% of our appraisals. When qualifiers dropped below our required margin of safety, we bought. As Jeremy Grantham aptly put it, as an industrious value manager, we’ve suffered as the “nicely cheap has become spectacularly cheap.”
The good news is that we believe most, if not all, of the perceived threats are priced in. We believe that we have experienced what Sir John Templeton described as “the point of maximum pessimism” when one should buy, or as Warren Buffett has opined, when one should be greedy as all about are fearful. Our Graham and Dodd quantification of the opportunity is delineated in the table below.
How Cheap are US Stocks?
S&P 500 Past Bear Market Lows- Earnings Yield vs. 10 Yr US Treasury Yield

						S&P 500 Earn
		S&P	Trailing 5	5 Yr Avg	10 Yr US	Yield	S&P 500
		500	Yrs	Earnings	Treas.	vs. 10 Yr US	Yield
Date		Price	Avg. EPS	Yield	Yield	Treas.	Advantage
1974	Oct 4th	62.3	$6.4	10.3%	7.6%	1.4	2.7%
1982	Aug 12th	102.4	$13.7	13.3%	12.9%	1.0	0.4%
1987	Oct 19th	224.8	$14.7	6.5%	8.9%	0.7	-2.3%
2002	July 23rd	797.7	$38.8	4.9%	4.5%	1.1	0.4%
2008	Dec 15th	868.6	$66.7 *	7.7%	2.5%	3.1	5.2%
- as reported earnings as of 12 /15/08

* versus Zacks Consensus Estimate for 2009 S&P 500 Earnings of $93.68 as of 12-15-08

If Zacks Consensus Estimates for 2009 are achieved in 2010, and 2010 becomes the numerator
the statistics are as follows:				10.8%	2.5%	4.3	8.3%
Using trailing average five year earnings through 2008 to calculate the S&P 500 earnings coupon, U.S. equities are the cheapest they have been since the Depression when compared to the 10-year Treasury yield. This calculation encompasses the financials’ losses reported in 2007 and 2008. If 2009 consensus earnings are not produced until 2010, stocks are uniquely underpriced compared to 10-year Treasurys.
Academicians Eugene Fama and Kenneth French recently published a study that found that value stocks have declined two years in a row only five times: during the Great Depression in 1930-32; at the beginning of WWII in 1939-41; during the Arab oil embargo of 1973-74; when the Internet bubble popped in 2001-02; and now as the housing bubble deflates.

Following the four prior periods, stocks snapped back by an average of 60% in the next 12 months. Longleaf shareholders are well positioned to post high returns when the psychology of fear ebbs:
•	Our price/value ratios at less than 40% are the most attractive in our history.

•	Our investees are, in the main, industry leaders and competitively entrenched.

•	Almost all of our companies are soundly financed and produce large amounts of free cash flow.

•	Many holdings are aggressively retiring shares, thereby increasing our ownership percentage and the values per share.
The earnings yield of the Funds is extremely attractive both in absolute and relative terms. Today, the Partners Fund trades for 6X cash earnings, or an average cash earnings yield of over 16%, far more attractive than our long-term average, twice the S&P’s current earnings yield, and over 6 times the current 10-year U.S. Treasury yield. Importantly, the Fund’s free cash flow yield is after tax and will grow over the next decade. The Treasury return is pretax and fixed. Most of our companies will increase their earnings coupons after inflation. The 10-year bond could be quite a victim of higher prices.
We strongly believe that we will make multiples on our capital on most of the Funds’ positions in the next few years, particularly in those names that have suffered the largest price declines over the last several months. Examples from each Fund follow.
Cemex, one of the world’s three largest cement producers, will see lower demand in 2009 which is reflected in our appraisal. (New government infrastructure spending is not in our appraisal.) Declines in global construction and fears related to Cemex’s debt from its 2007 Rinker acquisition caused the price to plummet. The company’s free cash flow (assuming a decline from 2008) will cover approximately half of the debt due over the next year. Cemex has various options for covering the remaining debt including extending the maturities and monetizing valuable assets. The company recently announced that its banks have agreed to alter their covenants and extend their loans. Cemex currently sells for approximately 2X free cash flow, and even in the current environment, the company maintains pricing power, having raised prices in the U.S. and Mexico in the last six months. CEO Lorenzo Zambrano, officers, directors, and their families own approximately 10% of the company.
Chesapeake Energy is the largest publicly traded independent natural gas operator in North America. It sells for about 25% of our current appraisal and less than 2X after-tax discretionary cash flow. This metric omits the arsenal of discovered, but not yet producing fields- verified by recent minority interest sales in the Fayetteville, Haynesville, and Marcellus shales to major energy companies. CHK announced that it will reduce drilling and leasehold acquisition costs in 2009 in the face of lower gas prices. Additionally, the company has hedged most of its 2009 and 2010 production far above current prices. Long-term demand for Chesapeake’s reserves is certain. On a BTU basis, natural gas prices should continue to rise versus the price of oil because gas is 1) politically secure in the U.S. and Canada, 2) environmentally preferable, and 3) much cheaper than oil.
Dell sells for less than 4X current after-tax free cash flow once one subtracts almost $5/share of net cash and DFS receivables. The company is aggressively retiring shares and has increased margins even in the current environment. Over the longer run, worldwide laptop and server demand will continue to grow nicely as more of the world goes online. Dell is uniquely positioned to be the low cost, custom order solution for commercial customers with its direct sale model and offers consumers both direct sale as well as off-the-shelf alternatives.

Ingersoll-Rand is the world’s second largest provider of climate control systems via the Trane, Hussman, and Thermo King units. Worldwide economic development will increase long-term demand for both the systems and the very profitable service and parts businesses with recurring fee streams that are less economically sensitive. Tough times can actually help demand as the cost savings from more efficient systems can have meaningful impact for customers. IR also remains a world leader in compressors and security systems (Schlage). In addition, the company has the cost advantage of Bermuda tax rates versus its competitors. IR took on debt to acquire Trane last year and is now in the market’s penalty box, selling for less than 4X current after tax free cash flow, which does not account for the recent substantial drop in commodity costs. The combination of current cash, free cash flow, and unused credit lines gives the company the ability to cover debt obligations over the next two years.
Level 3 remains the low cost provider among the three primary internet backbone transport companies, and LVLT is a major competitor in direct internet service to businesses within most major metro areas. Unit demand is growing rapidly, especially with increasing movement of voice, data, and video over the internet. We have assumed lower growth in business services over the next year due to the economy. Concerns over slower growth and the company’s debt hammered the stock price. LVLT has no bank debt, and the vast majority of its debt matures after 2010. The company has tendered for its debt maturing in 2009 and 2010. LVLT is free cash flow positive with depreciation and amortization outstripping capital expenditures. Jim Crowe and Sunit Patel have continued to ably manage the company’s capital structure while growing the business.
Liberty Media, run by John Malone, is the parent company to two stocks in Longleaf Partners Fund: Liberty Media Interactive and Liberty Media Entertainment. Liberty Interactive is a tracking stock for QVC, the television and internet shopping network. QVC has a unique retail model with significantly lower fixed costs, minimal inventory, and an almost instant gauge of product demand compared to retailers with physical stores. In addition, the company has a growing group of core, high repeat customers who comprise the large majority of sales. QVC buyers have been impacted by the steep economic decline and the loss of consumer credit. We have decreased our appraisal accordingly by reducing 2009 Ebitda and free Ebitda multiples. The stock price has fallen much further than our appraised value and trades at less than 20% of our lowered appraisal. Liberty Interactive is buying back its short-term debt at levels well below face value, and should be able to cover its bank obligations and avoid covenant issues via its cash on hand and cash flow from operations over the next year.
Liberty Media Entertainment, the tracking stock for the company’s majority ownership of DIRECTV, had its full spin-out postponed due to Liberty Media’s near-term focus on Interactive’s balance sheet. Nothing about this delay impacted the value of Liberty Entertainment or its underlying asset, DTV. In fact, Chase Carey who runs DIRECTV released another quarter of growing ARPU, low churn, increased subscribers, and substantial buybacks at an annualized 14% rate. The values of both LMDIA and DTV are growing, and LMDIA now trades at a significant discount to the market price of its DTV shares, which are also heavily discounted from our conservative appraisal. In recent days the company has announced that it is proceeding with the spin-out of LMDIA as an independent company, and the shares have rallied somewhat. The price, however, remains at less than half of the value of its DTV shares, Starz Entertainment, and cash.
The substantial short-term price declines in the Longleaf Funds’ holdings represent unprecedented opportunity for long-term investors. The P/V has fallen below 40% compared to the historic low in the high 40s and the long-term average in the high 60s. Portfolio holdings that have suffered the worst price declines without corresponding deterioration to their long-term business fundamentals offer the most compelling opportunity for outperformance as prices recover to more closely reflect corporate values. We especially believe those companies with a modest amount of balance sheet leverage and some economic sensitivity will deliver significant outsized returns. We are in close contact with our management partners to ensure that our appraisals properly reflect any operational or balance sheet challenges. Although our appraisals incorporate four quarters of down GDP looking forward, these businesses have tremendous competitive strength that will endure well past this economic slowdown. In addition, many of our investees are buying in shares, thereby growing intrinsic value per share, increasing our ownership percentage, and making our eventual payout greater.
We do not know how long fear and irrational pricing will grip the market, but we do know that this is the most compelling opportunity set we have seen in 33 years. We have added significant capital this year, and especially in the last three months, to our Longleaf holdings. To date we look wrong. You probably are growing weary of hearing “patience” and “long-term”, and we look forward to the day when we can write about patience having been rewarded. In the mean time, please know that we are grateful for your partnership as well as the additional investments that Southeastern and Longleaf have received this year.
Cautionary Statement
One of Longleaf’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe our shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals and we have confidence in our opinions, actual results may differ materially from those we anticipate. This discussion should not be considered a recommendation to purchase or sell any particular security.
You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. This material must be preceded or accompanied by a Prospectus. Please read the Prospectus carefully for a discussion of fees, expenses, and risks. You may obtain a current copy of the Prospectus or current performance information by calling 1-800-445-9469 or at Longleaf’s website (www.longleafpartners.com).
The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisal of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:
•	The quality of the businesses we own or the managements that run them;

•	The cash held in the portfolio and when that cash will be invested;

•	The range or distribution of individual P/V’s that comprise the average; and

•	The sources of and changes in the P/V.
When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.
© 2008 Longleaf Partners Funds Trust. All Rights Reserved.
LONGLEAF, LONGLEAF PARTNERS FUNDS and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. SOUTHEASTERN ASSET MANAGEMENT, INC. is a registered trademark.